SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.

08004711

Writer's Direct Dial Number:
301-230-5208
croberts@srgpc.com

August 29, 2008

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RECEIVED
2008 SEP -3 P 12:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

August 13, 2008	Stock Exchange Announcement – Holding(s) in Company
August 15, 2008	Stock Exchange Announcement – Holding(s) in Company
August 22, 2008	Stock Exchange Announcement – Holding(s) in Company

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
SEP 05 2008
THOMSON REUTERS

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: [signature]
Christopher C. Roberts

dlw 9/4

Enclosures
cc: Adam Smith, Legal Advisor (w/o enc.)
18031915-129.doc
T: 091508

REG-Electrocomponents Holding(s) in Company

Released: 13/08/2008
com:20080813:RnsM2288B

RNS Number : 2288B

Electrocomponents PLC

13 August 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of
Electrocomponents plc
existing shares to which voting rights are attached:
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
â
An acquisition or disposal of financial instruments which may result in the
acquisition of
shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):_
3. Full name of person(s) subject to the notification Aviva plc &
its subsidiaries
obligation:
4. Full name of shareholder(s) (if different from 3.): Registered
Holder:
BNY Norwich
Union Nominees Limited 4,130,754*
Chase GA
Group Nominees Limited13,431,258*
Chase
Nominees Limited 880,192*
CUIM Nominee
Limited 2,440,381*
Vidacos
Nominees Limited 881,161*
* denotes
direct interest
Chase
Nominees Limited 1,997,418
Vidacos
Nominees Limited7,594,874
5. Date of the transaction (and date on which the threshold 11 August
2008
is crossed or reached if different):
6. Date on which issuer notified: 12 August
2008
7. Threshold(s) that is/are crossed or reached: 5% to 4%
Change at Direct Interest Level

8. Notified details:

A: Voting rights attached to shares

Class/type of shares Situation previous to the Triggering transaction Resulting situation after the triggering transaction

if possible using the ISIN CODE

Number of Shares Number of Voting Rights viii Number of shares Number of voting rights ix % of voting rights

Direct Direct x Indirect xi Direct Indirect

Ordinary Shares GB0003096442 27,492,997 27,492,997

21,763,746 9,592,292

21,763,746 4.999% 2.203%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument Expiration date xiii Exercise/ Conversion Period/ Datexiv Number of voting rights that may be acquired if the instrument is exercised/ converted. % of voting rights

N/A

Total (A+B)

Number of voting rights	% of voting rights
31,356,038	7.202%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
See Section 4

Proxy Voting:

10. Name of the proxy holder: See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: Figures are based on a total number of voting rights of 435,350,416.

14. Contact name: Ian Haslegrave

15. Contact Telephone Number: 01865 207491

16: Date: 13 August 2008

END

HOLGUUQURUPRGUW

REG-Electrocomponents Holding(s) in Company

Released: 15/08/2008
com:20080815:RnsO4475B

.
RNS Number : 4475B

Electrocomponents PLC

15 August 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of Electrocomponents plc
existing shares to which voting rights are attached:
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
â
An acquisition or disposal of financial instruments which may result in the acquisition of
shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):_
3. Full name of person(s) subject to the notification Aviva plc & its subsidiaries
obligation:
4. Full name of shareholder(s) (if different from 3.): Registered Holder:

BNY Norwich Union Nominees Limited 4,640,843*

Chase GA Group Nominees Limited12,976,683*

Chase Nominees Limited880,192*

CUIM Nominee Limited 2,716,902*

Vidacos Nominees Limited881,161*

* denotes direct interest

Chase Nominees Limited 1,879,986

Vidacos Nominees Limited 6,483,638

5. Date of the transaction (and date on which the threshold 13 August 2008
is crossed or reached if different):
6. Date on which issuer notified: 14 August 2008
7. Threshold(s) that is/are crossed or reached: 4% to 5% Change at Direct Interest Level

8. Notified details:

A: Voting rights attached to shares
Class/type of shares   Situation previous to the Triggering
transaction   Resulting situation after the triggering transaction
if possible using the ISIN CODE
Number of Shares   Number of
Voting Rights viii   Number of shares   Number of voting rights ix   % of
voting rights

Direct   Direct x   Indirect xi   Direct   Indirect
Ordinary Shares   GB0003096442   31,356,038   31,356,038
22,095,781   8,363,624   5.08%   1.92%

22,095,781

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial instrument   Expiration date xiii   Exercise/ Conversion
Period/ Datexiv   Number of voting rights that may be acquired if the   % of
voting rights

instrument is exercised/ converted.

N/A

Total (A+B)
Number of voting rights   % of voting rights

30,459,405   7.00%

9. Chain of controlled undertakings through which the
voting rights and/or the financial instruments are
effectively held, if applicable xv:
See Section 4

Proxy Voting:
10. Name of the proxy holder: See Section 4
11. Number of voting rights proxy holder will cease to
hold:
12. Date on which proxy holder will cease to hold voting
rights:

13. Additional information: Figures are based on a total number of voting rights of 435,350,416.

14. Contact name: Ian Haslegrave

15. Contact Telephone Number: 01865 207491

16. Date 15 August 2008

END

HOLGUUMWRUPRGPA

REG-Electrocomponents Holding(s) in Company

Released: 22/08/2008
com:20080822:RnsV8819B

RNS Number : 8819B

Electrocomponents PLC

22 August 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of
Electrocomponents plc
existing shares to which voting rights are attached:
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
â
An acquisition or disposal of financial instruments which may result in the
acquisition of
shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):_
3. Full name of person(s) subject to the notification   Aviva plc &
its subsidiaries
obligation:
4. Full name of shareholder(s) (if different from 3.):   Registered
Holder:
BNY Norwich
Union Nominees Limited 4,443,088*
Chase GA
Group Nominees Limited12,527,331*
Chase
Nominees Limited 875,492*
CUIM Nominee
Limited 2,702,402*
Vidacos
Nominees Limited 881,161*
* denotes
direct interest
Chase
Nominees Limited1,879,986
Vidacos
Nominees Limited6,483,638
5. Date of the transaction (and date on which the threshold   20 August
2008
is crossed or reached if different):
6. Date on which issuer notified: 21 August
2008
7. Threshold(s) that is/are crossed or reached: 5% to 4%
Change at Direct Interest Level

8. Notified details:

A: Voting rights attached to shares
Class/type of shares Situation previous to the Triggering transaction Resulting situation after the triggering transaction
if possible using the ISIN CODE
Number of Shares Number of Voting Rights viii Number of shares Number of voting rights ix % of voting rights

Direct Direct x Indirect xi Direct Indirect
Ordinary Shares GB0003096442 30,459,405
21,429,474 8,363,624 4.92%
30,459,405
21,429,474 1.92%

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial instrument Expiration date xiii Exercise/ Conversion Period/ Datexiv Number of voting rights that may be acquired if the % of voting rights

instrument is exercised/ converted.

N/A

Total (A+B)

Number of voting rights	% of voting rights
29,793,098	6.84%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
See Section 4

Proxy Voting:
10. Name of the proxy holder: See Section 4
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: Figures are based on a total number of voting rights of 435,350,416.

14. Contact name: Ian Haslegrave

15. Contact telephone number: 01865 207491

16. Date: 22 August 2008

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLPUUMPRUPRUBP

END